Exhibit (d)(14)

NEWS RELEASE	SanDisk Corporation 951 SanDisk Drive Milpitas, CA 95035-7932 Phone: 408-801-1000

SANDISK ANNOUNCES EXPIRATION OF HSR WAITING PERIOD FOR PROPOSED ACQUISITION OF FUSION-IO

Transaction on Track to Close in the Third Quarter of SanDisk’s Fiscal 2014

MILPITAS, Calif., July 16, 2014 — SanDisk Corporation (NASDAQ: SNDK), a global leader in flash storage solutions, today announced that the waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), relating to SanDisk’s proposed acquisition of Fusion-io, Inc. (NYSE: FIO), expired at 11:59 P.M., Eastern time, on Tuesday, July 15, 2014.  In addition, SanDisk and Fusion-io have determined that no pre-merger notifications are required to be filed in the Federal Republic of Germany with respect to the proposed acquisition.

As previously announced on June 16, 2014, SanDisk has entered into a definitive agreement to acquire Fusion-io in an all-cash transaction valued at approximately $1.1 billion, net of cash assumed.  Under the terms of the agreement, SanDisk commenced a tender offer on June 24, 2014 for all outstanding shares of Fusion-io for $11.25 per share in cash.  The expiration of the HSR waiting period, together with the determination that no pre-merger notifications are required to be filed in the Federal Republic of Germany, satisfies one of the conditions to close the tender offer.  Other conditions remain to be satisfied, including the valid tender of at least a majority of outstanding Fusion-io shares.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, July 22, 2014, unless the tender offer is extended or terminated earlier.

About SanDisk

SanDisk Corporation (NASDAQ: SNDK), a Fortune 500 and S&P 500 company, is a global leader in flash storage solutions. For more than 25 years, SanDisk has expanded the possibilities of storage, providing trusted and innovative products that have transformed the electronics industry. Today, SanDisk’s quality, state-of-the-art solutions are at the heart of many of the world’s largest data centers, and embedded in advanced smart phones, tablets and PCs. SanDisk’s consumer products are available at hundreds of thousands of retail stores worldwide. For more information, visit www.sandisk.com.

About Fusion-io

Fusion-io accelerates the data-intensive applications that enrich our lives. As the industry leader, we provide the most advanced portfolio of flash memory products for small businesses to the world’s largest data centers. More than 7,000 customers in over 80 countries look to our solutions to increase performance, speed and reliability while reducing latency, inefficiencies and cost. Along the way, Fusion-io is redefining the datacenter—all flash—to handle today’s most complex big data applications. More information about Fusion-io (NYSE: FIO) is available at www.fusionio.com.

© 2014 SanDisk Corporation. All rights reserved. SanDisk is a trademark of SanDisk Corporation, registered in the United States and other countries. Other brand names mentioned herein are for identification purposes only and may be the trademarks of their respective holder(s).

This news release contains certain forward-looking statements, including those relating to the closing of the tender offer and related transactions and the expected timing of the closing of the acquisition, which are based on current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.  Risks that may cause these forward-looking statements to be inaccurate include among others:  SanDisk may not receive sufficient tender of shares from Fusion-io’s stockholders to close the tender offer; the Fusion-io acquisition may not be consummated due to the failure to satisfy the various conditions to closing; and the other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in SanDisk’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including, but not limited to, its Quarterly Report on Form 10-Q for the quarter ended March 30, 2014 and its Annual Report on Form 10-K for the fiscal year ended December 29, 2013, as well as the tender offer documents filed by SanDisk and the solicitation/recommendation statement filed by Fusion-io in connection with the tender offer.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  SanDisk and Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of SanDisk, have filed a tender offer statement on Schedule TO with the SEC containing an offer to purchase all of the outstanding shares of common stock of Fusion-io, Inc. for $11.25 per share in cash.  SanDisk and Purchaser have mailed to Fusion-io stockholders the offer to purchase, forms of letter of transmittal and related documents filed as exhibits to the Schedule TO.  Fusion-io has filed with the SEC, and has mailed to Fusion-io stockholders, a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  The tender offer is being made solely by means of the offer to purchase, the letter of transmittal and related documents, which contain the full terms and conditions of the tender offer.  INVESTORS AND SECURITY HOLDERS OF FUSION-IO ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by SanDisk and Purchaser through the website maintained by the SEC at http://www.sec.gov.

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Media Contact:

Michael Diamond

SanDisk Corporation

(408) 801-1108

Michael.diamond@sandisk.com

Investor Contacts:

Jay Iyer

408-801-2067

jay.iyer@sandisk.com

Brendan Lahiff

408-801-1732

brendan.lahiff@sandisk.com